Exhibit 99.1

China Mass Media Reports Fourth Quarter and Year 2008 Unaudited Financial Results

BEIJING--(BUSINESS WIRE)--February 24, 2009--China Mass Media International Advertising Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM), a leading independent television advertising company in China, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2008.

Fourth Quarter 2008 Highlights1

  Total net revenues were RMB 77.5 million (US$ 11.4 million), an increase of 1.8% from the fourth quarter of 2007 and an increase of 6.1% from the third quarter of 2008.
  Operating income was RMB 14.1 million (US$ 2.1 million), a decrease of 78.2% from the fourth quarter of 2007 and a decrease of 24.2% from the third quarter of 2008.
  Net income was RMB 17.1 million (US$ 2.5 million), a decrease of 73.6% from the fourth quarter of 2007 and a decrease of 2.0% from the third quarter of 2008.
  Cash flow from operating activities was RMB 81.7 million (US$12.0 million), a decrease of 48.1% from the fourth quarter of 2007 and a decrease of 4.9% from the third quarter of 2008.
  The Company packaged its advertising resources on five television channels on CCTV, China’s largest national television network, based on each customer’s specific need to enhance the effectiveness of its advertising campaign.
  The Company had renewed its contract with CCTV as its exclusive advertising agent for promoting and selling substantially all of the advertising time slots for the annual Chinese New Year Gala program, which is one of the most watched television shows in China each year, as well as for additional advertising time slots for prime time TV drama programs from 8:00 p.m. – 10:00 p.m. during the 16-day Chinese New Year holiday.

Fiscal Year 2008 Financial Highlights

  Total net revenues were RMB 353.0 million (US$ 51.7 million) in 2008, an increase of 38.1% from fiscal year 2007.
  Operating income was RMB 116.9 million (US$ 17.1 million) in 2008, a decrease of 44.7% from fiscal year 2007.
  Net income was RMB 110.4 million (US$ 16.2 million) in 2008, a decrease of 47.0% from fiscal year 2007.
  Basic and diluted earnings per ADS were RMB 5.63 (US$0.83) in 2008, a decrease of 55.0% from RMB 12.50 in fiscal year 2007.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “The fourth quarter of 2008 was a difficult quarter, with the world’s financial crisis starting to show its effect on the Chinese economy.

"According to the China’s State Statistics Bureau, China’s fourth quarter GDP grew at 6.8% as compared with the prior year corresponding period. By comparison, the third quarter GDP grew at 9.0% from the third quarter of 2007. With the uncertainty created by the world’s economic situation and China’s slower GDP growth, more advertisers became hesitant and tightened their budgets towards new advertising campaigns.”

Mr. Eric Cheung, the Company’s Chief Financial Officer, added, “Total net revenues increased about 2% in the fourth quarter and 38% for the year 2008, so the slowing in the economy and industry is apparent.

"Our total cash flow for the year was strong. Our cash flow from operations remained about even for the year, down just one half percent. We curtailed cash used in investing activities a bit, which was down about 5.7%, while cash from financing activities, of course, was dramatically positive due primarily to our successful initial public offering of common stock in the U.S. during August 2008. Given that good cash flow performance, our cash, cash equivalents, and short-term investments totaled US$ 156.4 million at year end 2008.

"Our core strategy in 2009 is to maintain our market leading position in our current business fields while staying very cautious in business expansions, including mergers, acquisitions, and business diversifications.

"Based on our strong balance sheet and good operating cash flow, and consistent with our stated dividend policy, we still expect to recommend to our Board of Directors that they declare our first cash dividend after the release of our second quarter 2009 financial results. We believe that cash dividends in hand are the best way to reward our shareholders, especially in this year’s difficult stock market conditions.”

Fourth Quarter 2008 Financial Results

Revenues

Revenues from advertising agency services were RMB 66.8 million (US$ 9.8 million) in the fourth quarter of 2008, an increase of 93.6% from RMB 34.5 million in the same period of 2007, and a sequential decrease of 5.5% from RMB 70.7 million (US$10.4 million) in the third quarter of 2008. The fourth quarter to fourth quarter increase resulted from the Company securing and selling advertising time slots on the popular morning news show “First Time” on CCTV Channel 2 (CCTV-2) and on five news-related programs on CCTV Channel 4 (CCTV-4) that were new to the Company in 2008.

Sequentially, fourth quarter 2008 revenues from advertising agency services declined 5.5% from the third quarter of 2008. Although the Company reported an increase of more than 55% from the sales of time slots associated with television guide programming breaks by two new advertising agency partners, and from higher sales of time slots on “First Time” and the Daytime Advertising Package in the fourth quarter compared with the third quarter, those increases were more than offset by a decrease in the advertising time slots sold for the Company’s CCTV-4 news related programs in the fourth quarter 2008 compared with the third quarter 2008.

Revenues from production and sponsorship services were RMB 13.9 million (US$ 2.0 million) in the fourth quarter of 2008, a decrease of 71.4% from RMB 48.7 million in the fourth quarter of 2007, and an increase of 169.2% from RMB 5.2 million (US$ 0.8 million) in the third quarter of 2008. The fourth quarter to fourth quarter decrease was mainly attributable to the decrease in sponsorship revenue from ad hoc public service announcements.

Sequentially, the Company reported an increase of RMB 8.8 million (US$1.3 million) in commercial advertisement production revenues in the fourth quarter compared with the third quarter 2008. In addition, sponsorship revenue from PSA’s broadcasted on the program “Guang Er Gao Zhi” was relatively stable between the third quarter and the fourth quarter of 2008.

Operating costs and expenses

Cost of revenues was RMB 50.4 million (US$ 7.4 million) in the fourth quarter of 2008, an increase of 599.8% from RMB 7.2 million in the fourth quarter of 2007 and an increase of 5.7% from RMB 47.7 million (US$ 7.0 million) in the third quarter of 2008. The fourth quarter to fourth quarter increase was primarily due to the inclusion of guaranteed media fees in the cost of revenues in the third quarter of 2008 as a result of using the gross method of reporting revenues generated from the newly secured CCTV Channel 4 programs, as well as the guaranteed media fees for CCTV-E (the Spanish-language channel) and CCTV-F (the French-language channel). In addition, the Company increased employees in production and design as it expanded to meet demand, which also increased operating costs and expenses. The sequential increase between the third quarter and the fourth quarter 2008 was primarily due to higher production costs for PSAs and year-end employee bonuses for performance.

Sales and marketing expenses were RMB 3.4 million (US$ 0.5 million) in the fourth quarter of 2008, an increase of 52.8% from RMB 2.2 million in the fourth quarter of 2007 and an increase of 69.2% from RMB 2.0 million (US$ 0.3 million) in the third quarter of 2008. The fourth quarter over fourth quarter increase was primarily due to increased headcount in sales and marketing functions and higher commissions paid for newly secured advertising time slots on CCTV-2 and CCTV-4. The sequential increase between the third and fourth quarter 2008 was primarily due to higher marketing and entertainment expenses associated with the Company’s media promotion campaign, which the Company stages in the fourth quarter of each year.

General and administrative expenses were RMB 9.6 million (US$ 1.4 million) in the fourth quarter of 2008, an increase of 346.7% from RMB 2.2 million in the fourth quarter of 2007 and an increase of 102.8% from RMB 4.7 million (US$0.7 million) in the third quarter of 2008. The sequential and fourth quarter to fourth quarter increase was due to an increase in administrative headcounts, the share-based compensation expense, and additional expenses related to being a public company in the United States.

Operating income, as a result of the foregoing factors, was RMB 14.1 million (US$ 2.1 million) in the fourth quarter of 2008, a decrease of 78.2% from RMB 64.6 million in the fourth quarter of 2007 and a decrease of 24.2% from RMB 18.6 million (US$2.7 million) in the third quarter of 2008. The operating margin was 18.2%, 25.5% and 84.8% for the three months ended December 31, 2008, September 30, 2008 and December 31, 2007, respectively.

Net income was RMB 17.1 million (US$ 2.5 million) in the fourth quarter of 2008, a decrease of 73.6% from RMB 64.6 million in the same period of 2007 and a sequential decrease of 2.0% from RMB 17.4 million (US$2.6 million) million in the third quarter of 2008. Net margin was 22.0%, 23.8% and 84.8% for the three months ended December 31, 2008, September 30, 2008 and December 31, 2007, respectively.

Basic and diluted earnings per ADS for the fourth quarter of 2008 decreased to RMB 0.71 (US$ 0.10), compared to basic and diluted earnings per ADS of RMB 3.88 for the fourth quarter of 2007 and RMB 0.81 (US$0.12) for the third quarter of 2008. Each ADS represents 30 ordinary shares.

Cash and Cash Equivalents

As of December 31, 2008, the Company had cash and cash equivalents of RMB 566.9 million (US$ 83.1 million) compared to RMB 591.9 million at September 30, 2008. The decrease in cash and cash equivalents was due mainly to cash used to purchase short-term investments in investment funds backed by state treasury bonds, central bank bonds and other bonds issued by the major state-owned banks.

Fixed Assets

As of December 31, 2008, the Company had fixed assets of RMB 57.3 million (US$ 8.4 million) compared to RMB 2.1 million at the end of the third quarter of 2008. The increase in fixed assets was due to purchasing of all the existing office premises from related parties.

Fiscal Year 2008 Financial Results

Total Net Revenues

Total net revenues were RMB 353.0 million (US$ 51.7 million) in fiscal year 2008, an increase of 38.1%, or RMB 97.4 million from RMB 255.5 million in the year 2007. The year-over-year increase was primarily due to the Company securing and selling advertising time slots on the popular morning news show “First Time” on CCTV Channel 2 (CCTV-2) and five news-related programs on CCTV Channel 4 (CCTV-4) secured by the Company in 2008. These increases were partially offset by the decrease in sponsorship revenue from ad hoc public service announcements as discussed above.

Operating Costs and Expenses

Operating costs and expenses were RMB 236.1 million (US$ 34.6 million) in fiscal year 2008, an increase of 433.5%, or RMB 191.8 million, from RMB 44.3 million in fiscal year 2007. The year-over-year increase in operating costs and expenses was mainly due to the media costs of CCTV-4, increased sales and marketing expenses because of the increased size of the Company’s customer portfolio and additional operating expenses in relation of being a public company in the US.

Operating Income and Margin

As a result of the foregoing factors, operating income was RMB 116.9 million (US$ 17.1 million) in fiscal year 2008, a decrease of 44.7%, or RMB 94.4 million, from RMB 211.3 million in fiscal year 2007. Operating margin was 33.1% in 2008 compared to 82.7 % in 2007.

Net Income

Net income was RMB 110.4 million (US$ 16.2 million) in fiscal year 2008, a decrease of 47.0%, or RMB 97.9 million, from RMB 208.3 million in fiscal year 2007. Basic and diluted earnings per ADS were RMB 5.63 (US$ 0.83) in fiscal year 2008, as compared to the basic and diluted earnings per ADS of RMB 12.50 (US$1.78) in fiscal year 2007.

Cash and Cash Equivalents

As of December 31, 2008, the Company had RMB 566.9 (US$ 83.1 million) in cash and cash equivalents, a significant increase from RMB 138.3 million as of December 31, 2007. The year-over-year increase was mainly due to the net cash provided from the operating activities and additional funds raised through the Company’s initial public offering in August 2008.

Business Outlook

The Company currently expects to generate total revenues of an amount ranging from RMB 110 million (US$ 16.1 million) to RMB 120 million (US$ 17.6 million) for the first quarter of 2009, representing a decrease of 10.7% to 18.1% from the corresponding period in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Mr. Shengcheng Wang concluded, “The year 2008 was an exceptional year for China Mass Media. Despite of the extremely difficult capital market condition, we have become a member of the largest capital markets in the world. We had also partnered with CCTV to promote CCTV Channel 1 and 2 media resources during the Olympics. Just before the end of 2008, we had successfully renewed our annual contract with CCTV to be its exclusive advertising agent for promoting the Chinese New Year Gala program. 2009 will be the sixth consecutive year that the Company is reappointed.

"Undoubtedly, 2009 will be a difficult year for everyone and our industry will be significantly affected as everyone is cutting their budgets and promotions. While the Chinese government has continued to roll out a series of industry reforms involving the automotive, iron and steel, telecommunications, and seven other major industries as part of the country’s RMB 40 billion economic stimulus plan, the reforms and actions will need time to be fully effective. Our core strategy in 2009 will focus on increasing our sales and marketing as well as customer service capabilities, optimizing the utilization of our current media resources to provide more value-added services to our customers.

"There is no question that all of us on this planet, this year, will be living in interesting times.”

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (9:00 p.m., Beijing time) on February 24, 2009.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number:	+1 866 761 0748
-	International dial-in number:	+1 617 614 2706
-	China Toll Free Number:	+10 800 130 0399
-	Hong Kong Toll Free Number:	+ 800 96 3844
	Passcode:	CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinaThe Company.com. A replay of the webcast will be available for three months.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

-	U.S. Toll Free Number:	+1 888 286 8010
-	International dial-in number:	+1 617 801 6888
	Passcode:	21500418

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media International Advertising Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has also been the exclusive advertising agent of the most popular and highest rating television program, Chinese New Year Gala, since its incorporation. Since 2003, the Company has produced over 200 advertisements and has won a number of prestigious awards in China.

http://www.chinammia.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	34,476,001	70,661,244	66,758,679	9,785,076
Special events services	-	-	-	-
Advertisement production and sponsorship services	48,670,373	5,179,717	13,945,730	2,044,079
Total revenues	83,146,374	75,840,961	80,704,409	11,829,155
Less: Business tax	(6,987,001)	(2,763,372)	(3,198,067)	(468,753)

Total net revenues	76,159,373	73,077,589	77,506,342	11,360,402

Operating costs and expenses:
Cost of revenues	(7,206,525)	(47,733,904)	(50,430,360)	(7,391,771)
Sales and marketing expenses	(2,199,315)	(1,987,275)	(3,361,620)	(492,726)
General and administrative expenses	(2,151,275)	(4,738,804)	(9,609,843)	(1,408,552)
Total operating costs and expenses	(11,557,115)	(54,459,983)	(63,401,823)	(9,293,049)

Operating income	64,602,258	18,617,606	14,104,519	2,067,353

Interest and investment income	4,299,617	3,671,955	5,021,924	736,083
Other expense, net	(1,102,004)	(1,799,274)	363,420	53,268

Income before tax	67,799,871	20,490,287	19,489,863	2,856,704

Income tax expense	(3,195,015)	(3,076,395)	(2,419,222)	(354,595)

Net income	64,604,856	17,413,892	17,070,641	2,502,109

Net income allocated to participating preferred shares	(11,318,771)	(1,160,674)	-	-

Net income available to ordinary shareholders	53,286,085	16,253,218	17,070,641	2,502,109

Earnings per ordinary share, basic and diluted	0.13	0.03	0.02	0.003
Earnings per ADS, basic and diluted	3.88	0.81	0.71	0.10

Shares used in calculating earnings per ordinary share, basic and diluted	412,400,000	600,732,337	716,375,000	716,375,000
Shares used in calculating earnings per ADS, basic and diluted	13,746,667	20,024,411	23,879,167	23,879,167

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

	YEAR ENDED,
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	245,199,859	202,637,180	334,052,626	48,963,375
Special events services	-	15,990,464	-	-
Advertisement production and sponsorship services	10,487,440	60,018,223	34,934,895	5,120,542
Total revenues	255,687,299	278,645,867	368,987,521	54,083,917
Less: Business tax	(20,472,011)	(23,110,351)	(16,005,683)	(2,346,015)

Total net revenues	235,215,288	255,535,516	352,981,838	51,737,902

Operating costs and expenses:
Cost of revenues	(26,734,381)	(30,147,760)	(203,399,803)	(29,813,089)
Sales and marketing expenses	(7,038,111)	(5,599,870)	(8,204,365)	(1,202,546)
General and administrative expenses	(5,630,563)	(8,504,520)	(24,486,814)	(3,589,126)
Total operating costs and expenses	(39,403,055)	(44,252,150)	(236,090,982)	(34,604,761)

Operating income	195,812,233	211,283,366	116,890,856	17,133,141

Interest and investment income	3,433,547	10,773,971	15,102,846	2,213,682
Other expense, net	(1,559,846)	(3,128,447)	(1,441,420)	(211,274)

Income before tax	197,685,934	218,928,890	130,552,282	19,135,549

Income tax expense	(28,270,766)	(10,618,863)	(20,138,650)	(2,951,799)

Net income	169,415,168	208,310,027	110,413,632	16,183,750

Net income allocated to participating preferred shares	(29,681,537)	(36,495,917)	(9,751,329)	(1,429,290)

Net income available to ordinary shareholders	139,733,631	171,814,110	100,662,303	14,754,460

Earnings per ordinary share, basic and diluted	0.34	0.42	0.19	0.03
Earnings per ADS, basic and diluted	10.16	12.50	5.63	0.83

Shares used in calculating earnings per ordinary share, basic and diluted	412,400,000	412,400,000	536,149,385	536,149,385
Shares used in calculating earnings per ADS, basic and diluted	13,746,667	13,746,667	17,871,646	17,871,646

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	138,262,170	566,889,261	83,091,134
Short-term investments	220,000,000	500,000,000	73,286,918
Accounts receivable, net of allowance for doubtful accounts of nil and RMB 4,319,808 as of December 31, 2007 and 2008	5,299,331	14,367,193	2,105,855
Prepaid expenses and other current assets	21,888,980	68,301,523	10,011,216
Deposit paid to a related party	-	1,000,000	146,574
Total current assets	385,450,481	1,150,557,977	168,641,697
Non-current assets:
Property and equipment, net	2,453,044	57,261,208	8,392,995
Long-term investments	15,638,800	-	-
Total non-current assets	18,091,844	57,261,208	8,392,995

Total Assets	403,542,325	1,207,819,185	177,034,692

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	118,546,766	330,085,426	48,381,887
Customer advances	99,885,671	75,422,483	11,054,963
Dividend payable	-	96,335,115	14,120,207
Accrued expenses and other current liabilities	4,754,154	13,765,090	2,017,602
Taxes payable	14,434,229	51,958,677	7,615,783
Amount due to related parties	21,562,056	252,209,794	36,967,357
Payable to shareholder	15,644,646	-	-
Total current liabilities	274,827,522	819,776,585	120,157,800
Total Liabilities	274,827,522	819,776,585	120,157,800

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 412,400,000 shares issued and outstanding as of December 31, 2007; 716,375,000 issued and outstanding as of December 31, 2008)	2,812,149	4,893,500	717,259
Series A convertible preferred shares ($0.001 par value; 100,000,000,000 shares authorized, 87,600,000 shares issued and outstanding as of December 31, 2007; none issued and outstanding as of December 31, 2008)	597,343	-	-
Additional paid-in capital	46,700,503	330,214,330	48,400,781
Statutory reserves	18,450,237	25,000,000	3,664,346
Retained earnings	60,154,571	27,934,770	4,094,506
Total Shareholders’ Equity	128,714,803	388,042,600	56,876,892
			-
Total Liabilities and Shareholder’s Equity	403,542,325	1,207,819,185	177,034,692

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	64,604,856	17,413,892	17,070,641	2,502,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	295,253	245,232	337,967	49,537
Deemed related party contribution	494,375	-	-	-
Investment income	(1,759,533)	(2,018,356)	(2,341,877)	(343,258)
Exchange loss/ (gain)	-	1,796,769	(356,177)	(52,206)
Share-based compensation	-	855,239	844,190	123,736
Changes in assets and liabilities:
Notes receivable	-	5,741,441	-	-
Accounts receivable	(1,321,411)	(32,023)	(1,156,339)	(169,489)
Prepaid expense and other current assets	(12,741,487)	129,514	(8,721,551)	(1,278,351)
Amount due from a related party	1,500,000	-	-	-
Other non-current assets	471,471	-	-	-
Accounts payable	24,153,942	5,042,095	16,234,690	2,379,581
Customer advances	85,254,609	3,443,327	37,266,895	5,462,352
Accrued expenses and other current liabilities	(4,246,406)	(1,638,245)	5,076,807	744,127
Taxes payable	563,688	3,220,834	1,639,875	240,363
Amount due to related parties	-	51,689,579	15,789,345	2,314,305
Net cash provided by operating activities	157,269,357	85,889,298	81,684,466	11,972,806

Cash flows from investing activities:
Purchase of short-term investments	(140,000,000)	-	(100,000,000)	(14,657,384)
Purchase of property and equipment	(123,058)	(125,598)	(6,337,232)	(928,872)
Proceeds from investment income	1,603,639	4,205,575	1,986,603	291,184
Net cash used in investing activities	(138,519,419)	4,079,977	(104,350,629)	(15,295,072)

Cash flows from financing activities:
Proceeds from/ (payment for) issuance of ordinary shares	-	290,431,451	(2,690,942)	(394,422)
Movement of shareholder’s cash and investment accounts/payable to shareholder	672,840	-	-	-
Distribution made to shareholder in connection with the reorganization	(370,828,921)	-	-	-
Dividends distributed	(83,282,118)	-	-	-
Net cash used in financing activities	(453,438,199)	290,431,451	(2,690,942)	(394,422)

Effect of foreign currency exchange	(905,626)	(1,796,769)	356,177	52,206
Net increase in cash and cash equivalents	(435,593,887)	378,603,957	(25,000,928)	(3,664,482)
Cash and cash equivalents at beginning of the period	573,856,057	213,286,232	591,890,189	86,755,616
Cash and cash equivalents at end of the period	138,262,170	591,890,189	566,889,261	83,091,134

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	YEAR ENDED
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	169,415,168	208,310,027	110,413,632	16,183,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,040,500	1,202,418	1,045,357	153,222
Deemed related party contribution	1,977,497	1,977,497	-	-
Investment income	(26,167)	(2,040,583)	(9,772,000)	(1,432,320)
Exchange loss	-	-	1,440,592	211,153
Share-based compensation	-	-	1,699,429	249,092
Changes in assets and liabilities:				-
Accounts receivable	(193,400)	(5,105,931)	(9,067,862)	(1,329,111)
Prepaid expense and other current assets	6,578,255	(4,093,197)	(13,963,074)	(2,046,621)
Amount due from a related party	-	-	(1,000,000)	(146,574)
Other non-current assets	1,926,282	1,930,830	-	-
Accounts payable	252,006,272	191,910,225	211,538,660	31,006,033
Customer advances	(89,638,232)	52,467,975	(24,463,189)	(3,585,663)
Accrued expenses and other current liabilities	2,145,467	(867,638)	9,010,938	1,320,766
Taxes payable	12,001,183	8,415,217	5,693,062	834,454
Amount due to related parties	-	-	169,162,446	24,794,789
Net cash provided by operating activities	357,232,825	454,106,840	451,737,991	66,212,972

Cash flows from investing activities:
Purchase of short-term investments	(2,000,000)	(280,000,000)	(280,000,000)	(41,040,674)
Purchase of long-term investments	(6,023,350)	-	-	-
Proceed from sale of long-term investment held on behalf of shareholder	-	-	15,037,390	2,204,088
Purchase of property and equipment	(1,110,966)	(255,257)	(6,685,021)	(979,849)
Proceeds from investment income	-	1,861,139	9,153,918	1,341,725
Net cash used in investing activities	(9,134,316)	(278,394,118)	(262,493,713)	(38,474,710)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-	287,744,058	42,175,751
Proceeds from issuance of preferred shares	-	-	605	89
Capital injected by shareholder	50,109,995	-	-	-
Movement of shareholder’s cash and investment accounts/payable to shareholder	(85,840,594)	766,967	(15,043,236)	(2,204,945)
Cash distributed and payment for fixed assets transferred in connection with the Reorganization	-	(370,828,921)	(2,683,208)	(393,288)
Dividends distributed	(174,339,524)	(177,390,728)	(29,194,814)	(4,279,196)
Net cash used in financing activities	(210,070,123)	(547,452,682)	240,823,405	35,298,411

Effect of foreign currency exchange	(1,157,143)	(912,908)	(1,440,592)	(211,153)
Net increase in cash and cash equivalents	136,871,243	(372,652,868)	428,627,091	62,825,518
Cash and cash equivalents at beginning of the period	374,043,795	510,915,038	138,262,170	20,265,616
Cash and cash equivalents at end of the period	510,915,038	138,262,170	566,889,261	83,091,134

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP. SELECTED OPERATING DATA

	THREE MONTHS ENDED
	December 31, 2007	September 30, 2008	December 31, 2008

Number of programs secured during the period	3	40	40
Total advertising time obtained (seconds)	193,200	2,843,520	2,927,880(1)
Total advertising time sold (seconds)	128,900	238,917	249,379(2)

(1) Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 543,240 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,384,640 seconds from CCTV-E and CCTV-F.
(2) During the three months period ended December 31, 2008, the company has not engaged any sales of advertisements in CCTV-E and CCTV-F

	YEAR ENDED
	December 31, 2006	December 31, 2007	December 31, 2008

Number of programs secured during the period	4	3	40
Total advertising time obtained (seconds)(3)	828,920	783,240	6,818,220
Total advertising time sold (seconds)(4)	774,381	631,620	1,022,861

(3) Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 2,048,940 seconds from CCTV-1, CCTV-2 and CCTV-4 and 4,769,280 seconds from CCTV-E and CCTV-F.
(4) During the year ended December 31, 2008, the company has not engaged any sales of advertisements in CCTV-E and CCTV-F.
RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended December 31, 2007			Three months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	64,602,258	-	64,602,258	14,104,519	844,190	14,948,709

Net income	64,604,856	-	64,604,856	17,070,640	844,190	17,914,830

	Year ended December 31, 2007			Year ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	211,283,366	-	211,283,366	116,890,856	1,699,429	118,590,285

Net income	208,310,027	-	208,310,027	110,413,631	1,699,429	112,113,060

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008, which was RMB6.8225 to US$1.00. The percentages stated are calculated based on RMB.

CONTACT:
China Mass Media International Advertising Corp.
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Hong Kong:
Roger Hu, +852 2117 0861
rhu@ChristensenIR.com
or
United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com